

DOFASCO

Our product is steel. Our strength is people.

Report to the Shareholders

for the period ended December 31, 2001

Member of Dow Jones Sustainability Indexes DJSI

90 YEARS DOFASCO

Le Nouvel Acier

Dofasco Inc.

Report to Shareholders
For the period ended December 31, 2001

4

Management's Discussion and Analysis:

This report contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2000 Annual Report and Quarterly Reports to Shareholders for the periods ended March 31, June 30 and September 30, 2001.

RESULTS OF OPERATIONS

Net Income

2001 was one of the most challenging years ever faced by North American steelmakers, with markets characterized by excess supply, softening demand and low prices. In these difficult times, an excellent performance at Dofasco's Hamilton operations was the primary reason that Dofasco was the only integrated and one of only a few North American steelmakers to post profitable results for the year.

Dofasco's consolidated net income for the year ended December 31, 2001 was $26.7 million. After deducting preferred share dividends, earnings per common share for the year were $0.35. In 2000, consolidated net income was $188.7 million and earnings attributable to common shares were $2.47 per share.

In the fourth quarter of 2001, Dofasco posted near breakeven consolidated results. Profits from the company's Steel Operations segment were offset by losses at Gallatin Steel and Quebec Cartier Mining Company. For the three months ending December 31, 2001, Dofasco's consolidated loss was $0.7 million. After preferred share dividends, the quarterly loss was $0.01 per common share. In the fourth quarter of 2000, consolidated net income was $1.8 million, and earnings were $0.02 per common share.

Gross Income

Consolidated gross income for the fourth quarter of 2001 was $90.4 million, an increase from $86.1 million for the fourth quarter of 2000. For the full year 2001, consolidated gross income was $363.5 million, well below the strong level of $560.5 million for the year 2000.

Steel Operations

Gross income from Dofasco's Steel Operations segment was $93.8 million in the fourth quarter of 2001, an increase from $80.8 million for the same quarter in 2000. For the year 2001, the Steel Operations segment's gross income was $362.0 million, compared to $487.2 million in 2000. The Hamilton operations are the major contributor to Steel Operations earnings.

During the quarter, shipments of flat rolled and tubular steel from Hamilton were 899,000 tons, down from 985,000 tons in the fourth quarter of 2000. While total revenue declined as a result of the lower shipments, the average revenue realized per ton of steel shipped increased reflecting a higher valued product mix. The average cost per ton of steel shipped was lower than the same quarter a year earlier, despite the higher costs associated with a major planned maintenance shutdown at the KOBM steelmaking facility in Hamilton and the higher valued product mix.

For the full year of 2001, shipments from Hamilton were 3,709,000 tons compared to 3,795,000 tons in 2000. This is a significant accomplishment in a year when demand for flat rolled steel in North America declined by approximately 13% and the average capability utilization rate of the industry was approximately 77%. Lower volumes and lower year-over-year selling prices across almost all products contributed to a significant decline in segment revenues. Despite higher raw material and utility prices in 2001, the average cost per ton of steel shipped during the year was below that of 2000, primarily a result of the successful efforts of our people in implementing sustainable cost reductions of more than $100 million.

Gallatin Steel

Dofasco's share of Gallatin's gross income for the fourth quarter of 2001 was a loss of $7.9 million, compared to a loss of $2.6 million for the fourth quarter of 2000. For the full year of 2001, Dofasco's share of Gallatin's gross income was a loss of $5.6 million compared to income of $36.1 million in 2000.

Gallatin shipped 314,000 tons in the fourth quarter compared to 272,000 tons in the fourth quarter of 2000. Higher revenues from the increased shipments were offset by the decline in prices for Gallatin's products that continued through the fourth quarter. The higher shipments also contributed to increased costs in the quarter.

In 2001, Gallatin shipped 1,332,000 tons, up more than 7% from 1,242,000 tons in 2000. The improvement in Gallatin's cost performance, primarily attributable to lower scrap costs, was more than offset by a $75 decline in the average revenue realized per ton shipped.

Quebec Cartier Mining (QCM)

Dofasco's share of QCM's gross income for the fourth quarter of 2001 was $6.0 million, compared to $13.3 million for the same quarter in 2000. For the full year, Dofasco's share of QCM's gross income was $7.1 million, down from $39.8 million in 2000.

Although the fourth quarter of the year is typically QCM's strongest, shipments of iron ore concentrates and pellets were only 3.0 million tonnes in the fourth quarter of 2001, well below the 3.9 million tonnes shipped in the fourth quarter of 2000. The lower shipments reflect weak demand from North American and European customers.

2001 was a very difficult year for QCM. Weak markets and a labour disruption resulted in mine production being approximately two-thirds of the 2000 level.

Interest on Long-Term Debt

Interest on long-term debt for the fourth quarter of 2001 was $16.1 million, relatively unchanged from the same period in 2000.

For the year 2001, interest on long-term debt declined by $2.4 million to $59.3 million. Scheduled debt repayments at Dofasco, DNN, QCM and Sorevco, partially offset by the impact of the Medium Term Notes issued in June of 2000 ($175 million) and October of 2001 ($125 million), resulted in a decline in interest on long-term debt for the fourth quarter and for the full year.

Interest and Other Income

Interest and other income declined slightly in the fourth quarter of 2001 from the same period in the previous year. For the year 2001, interest and other income totaled $5.7 million, compared to $15.9 million in 2000. This decline reflects lower interest rates and average cash balances in 2001, and the $5.1 million income received on the demutualization of Sun Life Assurance Company of Canada in 2000.

Income Taxes

The income tax expense in the fourth quarter of 2001 was $10.8 million on pre-tax income of $10.9 million, an effective tax rate of 99.1%. For the full year 2001, income tax expense was $29.3 million on pre-tax income of $56.3 million, an effective tax rate of 52.0%. These rates differ from the company's manufacturing and processing tax rate primarily because no tax benefit was recognized on losses incurred at Gallatin Steel and Dofasco de Mexico.

Cash Flow and Balance Sheet

Cash Provided from Operations

In the fourth quarter of 2001, Dofasco generated $86.2 million from operations including $17.1 million from a reduction in the components of operating working capital, primarily accounts receivable.

For the full year of 2001, cash provided from operations was $281.3 million, which included a $7.2 million reduction in operating working capital.

Capital Expenditures

During the fourth quarter, consolidated capital expenditures were $49.3 million, bringing the total for 2001 to $203.9 million. The largest capital projects in 2001 were the hot mill improvement program in Hamilton and the tube mill in Mexico. Spending on these strategic projects is now substantially complete.

Bank Borrowings of Joint Ventures

Higher bank borrowings at Gallatin Steel, partially offset by reduced borrowings at QCM, resulted in a $3.2 million increase in consolidated bank borrowings during the fourth quarter. Total bank borrowings of joint ventures increased by $19.6 million for the full year of 2001, reflecting higher borrowings at Gallatin, Sorevco and QCM.

Long-Term Debt

During the fourth quarter and for the full year, consolidated long-term debt increased by $102.7 million and $25.2 million respectively. These increases reflect the issuance of $125 million of Medium Term Notes on October 1, partially offset by scheduled debt repayments.

Dividends

Dofasco paid $20.4 million in dividends in the fourth quarter, bringing the total for the year 2001 to $81.5 million.

ISO 14001 REGISTRATION

Dofasco's Hamilton operations have been registered to the ISO 14001 Environmental Management System standard. This registration recognizes the dedication to environmental management that all Dofasco people bring to their jobs.

DOFASCO de MEXICO

Commercial production at Dofasco's tube mill in Monterrey, Mexico commenced ahead of schedule in December. Shipments of tubular product to be hydroformed into parts to supply the Mexican automotive industry began in January 2002.

STEEL TRADE

Dofasco has appealed the 2001 rulings of the Canadian International Trade Tribunal that the Canadian steel industry had not been injured by dumped imports of cold rolled and galvanized steel.

Restrictions on steel imports into the United States are expected to be announced in March under their Section 201 trade ruling. Although flat rolled shipments from Canada will not be affected, the Canadian steel industry is concerned that it could be further injured by diverted imports that would have otherwise been destined for the U.S. and is working closely with the Federal government to ensure this does not happen.

A long-term solution to unfair international steel trade can best be achieved through a reduction in worldwide steel capacity. The Organization for Economic Co-operation and Development's (OECD) Steel Committee noted that closures of up to 100 million tonnes of uneconomic capacity could be possible by 2010. While market forces can be expected to contribute to some of this closure, co-ordinated international government action will be necessary to accomplish such an aggressive target. The Canadian steel industry will continue to work closely with the Federal government to participate in the OECD process.

MARKET OUTLOOK

The Canadian and United States economies both contracted in the third quarter of 2001 and a similar shrinkage is likely to have occurred in the fourth quarter. However, consumer spending improved during the fourth quarter as consumer confidence began to recover. Low interest rates and sales incentives provided an unexpected boost to vehicle sales, and mild weather and low interest rates contributed to increased housing activity in the closing months of 2001.

As a result of the weaker economies, flat rolled steel demand through the first 11 months of 2001 in Canada and the U.S. was approximately 13% below the year-earlier levels.

We expect modest economic growth in the first quarter of 2002, with further strengthening through the remainder of the year. Stimulative fiscal policies and interest rates at their lowest level in more than 40 years should continue to support good levels of consumer spending as confidence continues to improve. This will flow through to higher manufacturing and business activity in the second quarter and beyond. However, lower corporate profits will continue to moderate business investment spending through at least the first half of this year.

Flat rolled steel demand in North America is expected to recover as we move through 2002, reflecting the improving economies. The recent closure of some steel manufacturing capacity and the impact of the Section 201 trade action in the U.S. will improve the imbalance between steel supply and demand. Spot market prices have increased recently as raw steel capability utilization has recovered to an 82% rate in January from a low of 60% in mid-December.

MANAGEMENT CHANGE

Robert W. Nuttall has been appointed Comptroller to succeed Brian Wilson, who has moved to a senior position in Dofasco's Purchasing and Logistics Department. Bob was previously Director of Finance, Tubular Products and has held a number of positions in Dofasco's Finance Department since he joined the company in 1978.

C. H. HANTHO
Chair of the Board

J. T. MAYBERRY
President and
Chief Executive Officer

February 1, 2002

Consolidated Statements of Income and Retained Earnings

(in millions except per share amounts)	Three Months Ended December 31 2001 (unaudited)	2000	Years Ended December 31 2001	2000
Income				
Sales	$ 722.2	$ 758.9	$ 2,962.5	$ 3,201.1
Cost of sales	631.8	672.8	2,599.0	2,640.6
Gross income	90.4	86.1	363.5	560.5
Depreciation and amortization	64.9	65.7	253.6	254.1
Operating income	25.5	20.4	109.9	306.4
Interest on long-term debt	16.1	16.3	59.3	61.7
Interest and other income	(1.5)	(2.3)	(5.7)	(15.9)
Income before income taxes	10.9	6.4	56.3	260.6
Income tax expense	10.8	6.8	29.3	78.2
	0.1	(0.4)	27.0	182.4
Minority interest	0.8	(2.2)	0.3	(6.3)
Net income (loss)	$ (0.7)	$ 1.8	$ 26.7	$ 188.7
Earnings per Common Share				
Basic	$ (0.01)	$ 0.02	$ 0.35	$ 2.47
Diluted	$ (0.01)	$ 0.02	$ 0.35	$ 2.46
Retained Earnings				
Balance at beginning of period	$ 987.1	$ 1,039.5	$ 1,020.8	$ 968.7
Net income (loss) for period	(0.7)	1.8	26.7	188.7
	986.4	1,041.3	1,047.5	1,157.4
Dividends declared:				
Preferred shares	0.2	0.2	0.6	0.6
Common shares	20.2	20.3	80.9	80.6
Premium paid on repurchase of common shares	-	-	-	55.4
	20.4	20.5	81.5	136.6
Balance at end of period	$ 966.0	$ 1,020.8	$ 966.0	$ 1,020.8
Raw steel production and purchased semi-finished steel processed (net tons 000's)	1,141	1,177	4,955	5,009
Steel shipments (net tons 000's)	1,056	1,121	4,375	4,416

Consolidated Balance Sheets

(in millions)	December 31 2001	December 31 2000
Current assets:		
Cash and cash equivalents	$ 168.9	$ 127.1
Accounts receivable	313.2	355.6
Inventories	848.5	853.5
Income and other taxes receivable	19.9	14.6
Future income tax assets	3.3	4.2
	1,353.8	1,355.0
Fixed and other assets:		
Fixed assets	1,969.9	2,003.6
Future income tax assets	45.7	43.0
Other assets	140.3	122.0
	2,155.9	2,168.6
Total assets	$ 3,509.7	$ 3,523.6
Current liabilities:		
Bank borrowings of joint ventures	$ 64.2	$ 43.6
Accounts payable and accrued charges	297.4	339.8
Dividends payable	20.4	20.4
Current requirements on long-term debt	93.0	108.3
	475.0	512.1
Long-term liabilities:		
Long-term debt	643.2	597.9
Employee non-pension benefits	347.0	326.1
Provision for relining blast furnaces and other	66.8	44.3
	1,057.0	968.3
Future income tax liabilities	137.8	170.3
Minority interest	22.3	20.4
Shareholders' equity:		
Preferred shares	11.9	12.1
Common shares	793.5	792.7
Retained earnings	966.0	1,020.8
Currency translation adjustment	46.2	26.9
	1,817.6	1,852.5
Total liabilities and shareholders' equity	$ 3,509.7	$ 3,523.6

Consolidated Statements of Cash Flows

(in millions)	Three Months Ended Dec. 31 2001	Three Months Ended Dec. 31 2000	Years Ended Dec. 31 2001	Years Ended Dec. 31 2000
	(unaudited)			
Cash provided from (used for):				
Operating activities:				
Net income and charges not involving cash outlays	$ 69.1	$ 66.2	$ 274.1	$ 419.7
Changes in operating working capital	17.1	41.2	7.2	(169.9)
	86.2	107.4	281.3	249.8
Investment activities:				
New facilities	(49.3)	(62.7)	(203.9)	(216.0)
Acquisition	-	-	-	(44.8)
Other investments	0.1	(0.2)	(1.6)	(0.3)
	(49.2)	(62.9)	(205.5)	(261.1)
Financing activities:				
Increase (decrease) in bank borrowings	3.2	(6.1)	19.6	26.0
Issue of long-term debt	125.0	-	125.0	175.0
Repayment of long-term debt	(22.3)	(21.9)	(99.8)	(91.5)
Equity contribution by minority interest	-	-	1.6	5.2
Redemption of preferred shares	-	(0.3)	(0.3)	(0.3)
Common shares issued	0.1	-	0.8	0.4
Common shares repurchased	-	-	-	(94.5)
Dividends paid	(20.4)	(20.4)	(81.5)	(80.6)
	85.6	(48.7)	(34.6)	(60.3)
Effect of exchange rate changes on cash and cash equivalents	0.1	(0.1)	0.6	1.6
Cash and cash equivalents:				
Increase (decrease) for the period	122.7	(4.3)	41.8	(70.0)
Balance at beginning of period	46.2	131.4	127.1	197.1
Balance at December 31	$ 168.9	$ 127.1	$ 168.9	$ 127.1

Note 1 – Accounting Policies

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements, except for the method of computing diluted earnings per common share as described in Note 2. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Corporation's Annual Report for the year ended December 31, 2000.

Note 2 – Accounting Change

Effective January 1, 2001, the Corporation retroactively adopted the new recommendations of the CICA with respect to the computation of diluted earnings per common share. Under the new standards, the treasury stock method is used in determining the dilutive effect of options. Previously, the imputed earnings approach was used.

As a result of this change, diluted earnings per common share for the year to date period of 2000 were restated from $2.42 to $2.46. There was no impact on the diluted earnings per common share for the fourth quarter of 2000 or on the current year's earnings per share.

Note 3 – Acquisition

The results for the period include the results of Powerlasers Limited and Powerlasers Corporation which were acquired in May 2000 for cash consideration of $44.8 million. The acquisition has been accounted for using the purchase method.

Note 4 – Long-Term Debt

On October 1, 2001, under its Medium Term Note program, Dofasco issued $125 million of 7.55% unsecured, non-callable notes maturing October 1, 2008. This completes the $300 million program established through the filing of a Short Form Shelf Prospectus on May 25, 2000.

In 2001, Quebec Cartier Mining (QCM) renegotiated its long-term debt agreements. At the present time, QCM management anticipate being in non-compliance of certain financial covenants during 2002. Should they not be able to obtain a waiver or renegotiate the terms of the agreement, the debt would be classified as current. QCM management believes that a renegotiated agreement will be obtained if required.

At December 31, 2001, Gallatin was in non-compliance with certain of its financial covenants under its debt agreements. Gallatin management has obtained a waiver of the covenant violations and has negotiated an amendment to the debt agreement modifying some of the existing terms.

Note 5 – Share Capital

The following table summarizes information on share capital and related matters at December 31, 2001:

	Outstanding	Exercisable
Preferred shares	118,874	-
Common shares	74,954,811	-
Common share stock options	2,737,300	1,695,100

Note 6 – Earnings per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

	Three Months Ended		Years Ended	
(in millions, except number of shares and per share amounts)	**Dec. 31, 2001**	Dec. 31, 2000	**Dec. 31, 2001**	Dec. 31, 2000
Net income (loss)	**$ (0.7)**	$ 1.8	**$ 26.7**	$ 188.7
Less: Preferred share dividends	**(0.2)**	(0.2)	**(0.6)**	(0.6)
Income available to common shareholders	**$ (0.9)**	$ 1.6	**$ 26.1**	$ 188.1
Basic earnings per share				
Weighted average number of shares outstanding (000's)	**74,951**	74,920	**74,944**	76,293
Basic earnings per share	**$ (0.01)**	$ 0.02	**$ 0.35**	$ 2.47
Diluted earnings per share				
Weighted average number of shares outstanding (000's)	**74,951**	74,920	**74,944**	76,293
Dilutive effect of stock options (000's)	**80**	42	**105**	160
Adjusted weighted average number of shares outstanding (000's)	**75,031**	74,962	**75,049**	76,453
Diluted earnings per share	**$ (0.01)**	$ 0.02	**$ 0.35**	$ 2.46

Note 7 - Segmented Information

(in millions)	Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
	Three Months Ended December 31, 2001				
Sales to external customers	$ 643.0	$ 47.6	$ 31.6	$ -	$ 722.2
Inter-segment sales	-	5.1	30.5	(35.6)	-
Total sales	$ 643.0	$ 52.7	$ 62.1	$ (35.6)	$ 722.2
Gross income (loss)	$ 93.8	$ (7.9)	$ 6.0	$ (1.5)	$ 90.4
Depreciation and amortization	51.1	6.4	7.4	-	64.9
Interest on long-term debt	15.0	-	1.1	-	16.1
Interest and other income	(1.3)	-	(0.2)	-	(1.5)
Income (loss) before income taxes	$ 29.0	$ (14.3)	$ (2.3)	$ (1.5)	$ 10.9
Segment assets	$ 2,838.1	$ 332.5	$ 340.4	$ (1.3)	$ 3,509.7
Expenditures for new facilities	$ 42.7	$ 1.2	$ 5.4	$ -	$ 49.3

(in millions)	Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
	Three Months Ended December 31, 2000				
Sales to external customers	$ 683.7	$ 45.8	$ 29.4	$ -	$ 758.9
Inter-segment sales	-	2.1	49.6	(51.7)	-
Total sales	$ 683.7	$ 47.9	$ 79.0	$ (51.7)	$ 758.9
Gross income (loss)	$ 80.8	$ (2.6)	$ 13.3	$ (5.4)	$ 86.1
Depreciation and amortization	52.8	5.2	7.7	-	65.7
Interest on long-term debt	14.9	0.1	1.3	-	16.3
Interest and other income	(2.0)	-	(0.3)	-	(2.3)
Income (loss) before income taxes	$ 15.1	$ (7.9)	$ 4.6	$ (5.4)	$ 6.4
Segment assets	$ 2,831.2	$ 337.2	$ 362.6	$ (7.4)	$ 3,523.6
Expenditures for new facilities	$ 57.2	$ 0.9	$ 4.6	$ -	$ 62.7

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, and Dofasco's share of Baycoat, DNN, Sorevco and Wabush.

Consolidated Geographic Information

	Three Months Ended December 31, 2001		Three Months Ended December 31, 2000	
	Sales	Fixed Assets	Sales	Fixed Assets
Canada	$ 545.2	$ 1,662.0	$ 573.6	$ 1,736.9
United States	116.7	253.8	127.0	258.0
Other countries	60.3	54.1	58.3	8.7
Total	$ 722.2	$ 1,969.9	$ 758.9	$ 2,003.6

Note 7 - Segmented Information - cont'd

	Year Ended December 31, 2001				
(in millions)	Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	$ 2,646.0	$ 215.9	$ 100.6	$ -	$ 2,962.5
Inter-segment sales	-	19.3	98.5	(117.8)	-
Total sales	$ 2,646.0	$ 235.2	$ 199.1	$ (117.8)	$ 2,962.5
Gross income (loss)	$ 362.0	$ (5.6)	$ 7.1	$ -	$ 363.5
Depreciation and amortization	201.3	23.6	28.7	-	253.6
Interest on long-term debt	54.8	0.3	4.2	-	59.3
Interest and other income	(4.7)	-	(1.0)	-	(5.7)
Income (loss) before income taxes	$ 110.6	$ (29.5)	$ (24.8)	$ -	$ 56.3
Segment assets	$ 2,838.1	$ 332.5	$ 340.4	$ (1.3)	$ 3,509.7
Expenditures for new facilities	$ 186.9	$ 4.2	$ 12.8	$ -	$ 203.9

	Year Ended December 31, 2000				
(in millions)	Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	$ 2,805.0	$ 237.6	$ 158.5	$ -	$ 3,201.1
Inter-segment sales	-	28.5	111.1	(139.6)	-
Total sales	$ 2,805.0	$ 266.1	$ 269.6	$ (139.6)	$ 3,201.1
Gross income	$ 487.2	$ 36.1	$ 39.8	$ (2.6)	$ 560.5
Depreciation and amortization	202.5	21.6	30.0	-	254.1
Interest on long-term debt	56.1	0.4	5.2	-	61.7
Interest and other income	(15.0)	-	(0.9)	-	(15.9)
Income before income taxes	$ 243.6	$ 14.1	$ 5.5	$ (2.6)	$ 260.6
Segment assets	$ 2,831.2	$ 337.2	$ 362.6	$ (7.4)	$ 3,523.6
Expenditures for new facilities	$ 192.8	$ 9.6	$ 13.6	$ -	$ 216.0

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, and Dofasco's share of Baycoat, DNN, Sorevco and Wabush.

Consolidated Geographic Information

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Sales	Fixed Assets	Sales	Fixed Assets
Canada	$ 2,237.2	$ 1,662.0	$ 2,439.8	$ 1,736.9
United States	521.5	253.8	561.7	258.0
Other countries	203.8	54.1	199.6	8.7
Total	$ 2,962.5	$ 1,969.9	$ 3,201.1	$ 2,003.6

Corporate information

For information concerning share ownership or dividends, please contact our transfer agent:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Answerline	416-643-5500
Toll Free in Canada and the U.S.	1-800-387-0825
E-Mail Address	inquiries@cibcmellon.ca

When contacting Dofasco, please direct inquiries to:

The Corporate Secretary
Dofasco Inc.
P.O. Box 2460
Hamilton, Ontario
L8N 3J5

905-544-3761 or 1-800-DOFASCO (363-2726)
E-Mail Address: corpsec@dofasco.ca
Website: www.dofasco.ca

Copies of Dofasco's investor Quarterly Fact Book can be obtained on the Dofasco website or, upon request, by telephone or e-mail.

DOFASCO
Our product is steel. Our strength is people.

The New Steel